SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAI R CALLS ON UK GOVERNMENT TO SCRAP £10 TRAVEL TAX AS BAA AIRPORTS’ TRAFFIC FALLS 6 % IN JUNE
WHILE RYANAIR’S TRAFFIC RISES 13% IN JUNE

Ryanair, the World’s favourite airline, today (15th July 2009) called on the UK Government to scrap its suicidal £10 APD travel tax after the BAA Airports’ June traffic fell by 6% to just 12.7m - 800,000 fewer passengers than June 2008. While the UK’s traffic and tourism declines Ryanair’s June traffic grew by 13% to a new monthly record of 5.8m passengers (up 700,000 on June ’08).

Passengers	June ’08	June ’09	Fall/Rise
BAA Apts	13.5m	12.7m	-800,000 (- 6%)
Ryanair	5.1m	5.8m	+700,000 (+13%)

Ryanair believes that the UK’s traffic and tourism decline is a direct result of the Government’s £10 APD tourist tax and the high/increasing charges imposed on passengers by the BAA’s monopoly airports. Ryanair called again on Gordon Brown’s Government to follow the recent example of the Belgian, Dutch, Greek and Spanish governments all of whom have scrapped tourist taxes and/or reduced airport charges to zero in order to stimulate tourism.

Ryanair’s Stephen McNamara said:

“Ryanair continues to grow rapidly as consumers switch from BA’s high fares and fuel surcharges to Ryanair’s low fares. Our June traffic grew by 13% or 700,000 to a new monthly record of 5.8 million passengers, while traffic at the UK’s BAA Monopoly Airports fell by 6% or 800,000 fewer passengers than in June 2008.

“Gordon Brown should now follow the example of the Belgian, Dutch, Greek and Spanish governments, stop taxing tourists and start welcoming them. Ryanair has already announced a freeze on growth from the UK. Britain’s traffic and tourism losses will continue to collapse if the Government’s £10 APD tourist tax is not scrapped urgently.”

Ends.                                                                               15th July 2009

For further information
please contact:                                                               Stephen McNamara                     Pauline McAlester
                                                                                        Ryanair Ltd                                  Murray Consultants
                                                                                        Tel: +353-1-8121212                    Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  15 July 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary